Exhibit 99.1

Freightos Reports Second Quarter 2026 Results

● Record Revenue of $7.7 Million Exceeded Management Expectations
● Well-Capitalized with $21M in Cash to Support Breakeven and Growth

August 17, 2026 - Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), the leading vendor-neutral global freight pricing, booking and procurement platform, today reported financial results for the quarter ended June 30, 2026.

“Our second quarter results delivered record revenue ahead of our expectations and our lowest-ever Adjusted EBITDA loss, as we continued executing against the priorities we set at the beginning of the year,” said Pablo Pinillos, CEO and CFO of Freightos. “We are strengthening Freightos' position as the infrastructure layer for global freight, and unifying our product portfolio under a single Freightos identity to make it easier for customers to adopt and expand their use of it. World events created headwinds for some parts of our business and tailwinds for others, demonstrating that the comprehensiveness of our offering provides meaningful diversification alongside the value it delivers to customers. Our updated full year outlook reflects areas where execution needs to accelerate as well as the high market uncertainty. We remain committed to our profitability targets by exiting the year at Adjusted EBITDA breakeven and expect to become cash generative by mid-2027.”

Second Quarter 2026 Financial Highlights

●	Revenue of $7.7 million for the second quarter of 2026, up 3% compared to $7.4 million in the second quarter of 2025.
●	IFRS Gross Margin of 67.6%, up from 67.1% in the second quarter of 2025. Non-IFRS Gross Margin of 74.1%, up from 73.5% in the second quarter of 2025.
●	IFRS loss of $1.6 million, compared to a loss of $4.3 million for the second quarter of 2025.
●	Adjusted EBITDA of negative $2.0 million, compared to negative $2.9 million for the second quarter of 2025.
●	Cash and cash equivalents and a short term bank deposit balance at the end of June 2026 of $21.4 million.

Recent Business Highlights

●	Transactions Growth: Freightos platform facilitated 458k transactions during the second quarter of 2026, up 15% year-over-year and above management’s expectations, reflecting primarily resumed activity in Middle East routes. The military conflict in the Middle East continued to disrupt major international shipping and air corridors, but recovery throughout the quarter was stronger than management had anticipated. Excluding routes involving Middle East origin, destination or airspace, transactions grew during the second quarter of 2026 year-over-year at a rate in line with the company’s long-term model of 20-30% transactions growth.
●	Carrier Growth: The number of carriers actively selling on the platform in the second quarter of 2026 was 75, compared with 79 in Q1 2026 and 75 in Q2 2025. The quarter-on-quarter decrease reflects some carriers falling below the minimum threshold of bookings on the platform for the quarter to be deemed a carrier, partially offset by the addition of other carriers, including Ethiopian Airlines, whose joining was announced in March 2026.
●	Unique Buyer Users: The number of Unique buyer users digitally booking freight services across the platform Increased moderately to approximately 21 thousand, compared to approximately 20,600 in Q1 2026 and up 4% from Q2 2025.
●	Gross Booking Value Growth: The total value of transactions processed on the Freightos platform, or GBV, reached a record of $422 million for Q2 2026, up 33% from Q2 last year and above management’s expectations. The outperformance reflects both continued growth in transaction volumes and the sustained elevation of average air freight rates, which have remained approximately 25% above pre-Middle East conflict levels at the same time as the platform has recovered a significant portion of its transaction volumes that were lost during the height of the conflict.
●	Revenue Growth: Second quarter revenue of $7.7 million reflected solid revenue growth from the WebCargo by Freightos platform and higher than expected revenue from customs transactions, offset in part by lower-than-expected performance in SaaS. Total Platform revenue in the second quarter of 2026 was $2.9 million, up 19% year-over-year, and Solutions revenue was $4.8 million, down 4%.

Financial Outlook

Management Expectations
	Q3 2026	FY 2026
Transactions (k)	481 - 490	1,847 - 1,869
Year over Year Growth	12% - 14%	12% - 14%
GBV ($m)	390 - 397	1,533 - 1,560
Year over Year Growth	16% - 18%	19% - 21%
Revenue ($m)	7.7 - 7.8	30.4 - 31.0
Year over Year Growth	1% - 2%	3% - 5%
Adjusted EBITDA ($m)	(1.3) - (1.2)	(6.9) - (6.4)

This outlook assumes freight price levels and market freight volumes as of August 2026

Further financial details are included as an appendix below.

Earnings Webcast

Freightos' management will host a webcast and conference call to discuss the results today, August 17, 2026, at 8:30 a.m. EST.

https://freightos.zoom.us/webinar/register/WN__BSW1OT9QhasPC2kadXZ9Q#/registration

Following registration, you will be sent the link to the conference call which is accessible either via the Zoom app, or alternatively from a dial-in telephone number.

Questions may be submitted in advance to ir@freightos.com or via Zoom during the call.

A replay of the webcast, as well as the conference call transcript, will be available on Freightos’ Investor Relations website following the call.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which include the financial outlook of Freightos, are based on various assumptions, whether or not identified in this press release, and on the current expectations of Freightos, and are not predictions of actual performance. These forward-looking statements are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Freightos. These forward-looking statements are subject to a number of risks and uncertainties, including: disruptions to the international freight industry, including those caused by global economic trends and policy changes, such as increased tariffs and protectionist trade policies being implemented by the United States and other countries and their impact on shipping volume and, hence, number of Transactions, GBV and Platform revenue; ongoing and additional military conflicts in the Middle East, and their impact on the international shipping routes that including major air corridors and the Red Sea and Strait of Hormuz; competition; the ability of Freightos to build and maintain relationships with carriers, freight forwarders and importers/exporters; Freightos’ ability to keep pace with rapid technological changes, particularly in artificial intelligence; changes in applicable laws or regulations; any downturn or volatility in economic conditions whether related to reduced international trade, inflation, armed conflict or otherwise; changes in the competitive environment affecting Freightos or its users, including Freightos’ ability to introduce new products or technologies; risks to Freightos’ ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Freightos; disruptions and instability caused by Freightos’ CEO transition, changes to its board of directors, and its other leadership changes; and those additional factors discussed under “Item 3.D. Risk Factors” in Freightos’ annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026, and any other risk factors Freightos includes in any subsequent reports of foreign private issuer on Form 6-K furnished to the SEC. If any of these risks materializes or Freightos’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks of which Freightos is not aware presently or that Freightos currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect Freightos’ expectations, plans or forecasts of future events and views as of the date of this press release. Freightos anticipates that subsequent events and developments will cause Freightos’ assessments to change. However, while Freightos may elect to update these forward-looking statements at some point in the future, Freightos specifically disclaims any obligation to do so, except as may be required by law. These forward-looking statements should not be relied upon as representing Freightos’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Financial Information; Non-IFRS Financial Measures

While certain financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, this press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”.

This press release includes certain financial measures not presented in accordance with IFRS, including, but not limited to, Adjusted EBITDA. These non-IFRS measures differ from the most directly comparable measures determined under IFRS. For the historical non-IFRS results included herein, we have provided tables at the end of this press release providing a reconciliation of those results to our results achieved under the most directly comparable IFRS measures. For the forward-looking, non-IFRS data included under “Financial Outlook” (Adjusted EBITDA), we have not included the most directly comparable IFRS metric (i.e., IFRS loss), or a reconciliation between the two, because that IFRS data and that reconciliation cannot be prepared without unreasonable effort or with reasonable certainty. Our results and forecasts expressed as non-IFRS measures should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that the presentation of these measures may not be comparable to similarly-titled measures used by other companies. Freightos believes that Adjusted EBITDA and other non-IFRS measures provide useful information to investors and others in understanding and evaluating Freightos’ operating results because they provide supplemental measures of our core operating performance and offer consistency and comparability with both our own past financial performance and with corresponding financial information provided by peer companies. These non-IFRS measures are presented to permit investors and others to more fully understand how management assesses our performance for internal planning and forecasting purposes.

Certain monetary amounts, percentages and other figures included in this press release have been subject to rounding adjustments, and therefore may not sum due to rounding.

Glossary

We have provided below a glossary of certain terms used in this press release:

●	Transactions: Number of bookings for freight services, and related services, placed by Buyers across the Freightos platform with third-party sellers and with Clearit. Sellers of transactions include carriers (that is, airlines, ocean liners and LCL consolidators) and also other providers of freight services such as trucking companies, freight forwarders, general sales agents, and air master loaders. The number of transactions booked on the Freightos platform in any given time period is net of transactions that were canceled prior to the end of the period. Transactions booked on white label portals hosted by Freightos are included if there is a transactional fee associated with them.
●	Carriers: Number of unique air and ocean carriers, mostly airlines, that have been sellers of transactions. For airlines, we count booking carriers, which include separate airlines within the same carrier group. We do not count dozens of other airlines that operate individual segments of air cargo transactions, as we do not have a direct booking relationship with them. Carriers include ocean less-than-container load (LCL) consolidators. In addition, we only count carriers when more than five bookings were placed with them over the course of a quarter.
●	Unique buyer users: Number of individual users placing bookings, typically counted based on unique email logins. The number of buyers, which counts unique customer businesses, does not reflect the fact that some buyers are large multinational organizations while others are small or midsize businesses. Therefore, we find it more useful to monitor the number of unique buyer users than the number of buyer businesses.
●	GBV: Total value of transactions on the Freightos platform, which is the monetary value of freight services and related services contracted between buyers and sellers on the Freightos platform, plus related fees charged to buyers and sellers, and pass-through payments such as duties. GBV is converted to U.S. dollars at the time of each transaction on the Freightos platform. This metric may be similar to what others call gross merchandise value (GMV) or gross services volume (GSV). We believe that this metric reflects the scale of the Freightos platform and our opportunities to generate platform revenue.
●	Adjusted EBITDA: Loss before income taxes, finance income, finance expense, share-based compensation expense, depreciation and amortization, reorganization expenses and change in fair value of warrants.
●	Platform revenue: Fees charged to buyers and sellers in relation to transactions executed on the Freightos platform. For bookings conducted by importers/exporters, our fees are typically structured as a percentage of booking value, depending on the mode and nature of the service. When freight forwarders book with carriers, the sellers often pay a pre-negotiated flat fee per transaction. When sellers transact with a buyer who is a new customer to the seller, we may charge a percentage of the booking value as a fee.
●	Solutions revenue: Primarily subscription-based SaaS and data. It is typically priced per user or per site, per time period, with larger customers such as multinational freight forwarders or enterprise shippers often negotiating fixed, all-inclusive subscriptions. Revenue from our Solutions segment includes certain non-recurring revenue from services ancillary to our SaaS products, such as engineering, customization, configuration and go-live fees, and data services for digitizing offline data.

About Freightos

Freightos® is the leading digital infrastructure platform powering the international freight industry. Operating as a vendor-neutral network, Freightos connects airlines, ocean carriers, trucking carriers, freight forwarders, and importers and exporters of all sizes to bring transparency, efficiency, and resilience to global supply chains.

The Freightos platform digitalizes freight execution by transforming manual, fragmented processes into seamless, connected, and data-driven digital workflows. Freightos delivers integrated capabilities including procurement, pricing, quoting, booking, customs clearance, payments, and market intelligence across air, ocean, and road freight. By serving as the intelligence middleware layer that unifies data and workflows, Freightos empowers smarter operational decisions and enables market participants to transact, collaborate, and manage global shipments more effectively.

Used by thousands of logistics service providers and businesses around the world, Freightos combines software, network connectivity, transaction infrastructure, and market data into an interconnected digital ecosystem.

Contacts

Media:

Tamar Hartal

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com

CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2026	December 31, 2025
	(unaudited)
Assets
Current Assets:
Cash and cash equivalents	$13,311	$13,347
User funds	3,546	2,884
Trade receivables, net	4,671	3,773
Short-term bank deposit	8,058	14,546
Other receivables and prepaid expenses	1,292	1,559
	30,878	36,109

Non-current Assets:
Property and equipment, net	271	284
Right-of-use assets, net	2,067	2,315
Intangible assets, net	5,478	6,792
Goodwill	14,745	14,809
Deferred taxes	520	560
Other long-term assets	1,815	1,827
	24,896	26,587

Total assets	$55,774	$62,696

Liabilities and Equity
Current liabilities:
Current maturity of lease liabilities	$594	$627
Trade payables	4,664	5,103
User accounts	3,546	2,884
Warrants liabilities	702	2,223
Accrued expenses and other short-term liabilities	6,902	5,917
	16,408	16,754

Long Term Liabilities:
Lease liabilities	1,572	1,745
Employee benefit liabilities, net	1,194	1,275
	2,766	3,020

Equity:
Share capital	1	1
Share premium	268,503	266,583
Foreign currency translation reserve	135	288
Reserve from remeasurement of defined benefit plans	236	236
Accumulated deficit	(232,275)	(224,186)
Total equity	36,600	42,922

Total liabilities and equity	$55,774	$62,696

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Revenue	$7,691	$7,438	$14,847	$14,383
Cost of revenue	2,495	2,445	4,883	4,751
Gross profit	5,196	4,993	9,964	9,632
Operating expenses:
Research and development	2,762	3,031	5,685	5,914
Selling and marketing	2,928	3,853	6,503	7,536
General and administrative	3,052	2,623	6,061	5,377
Reorganization	-	-	1,488	-
Total operating expenses	8,742	9,507	19,737	18,827
Operating loss	(3,546)	(4,514)	(9,773)	(9,195)
Change in fair value of warrants	1,822	(285)	1,521	(508)
Finance income	248	578	469	1,153
Finance expenses	(74)	(19)	(135)	(134)
Finance income, net	174	559	334	1,019
Loss before taxes on income	(1,550)	(4,240)	(7,918)	(8,684)
Income taxes, net	78	38	171	93
Loss	(1,628)	(4,278)	(8,089)	(8,777)
Other comprehensive income (loss) (net of tax effect):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Adjustments arising from translating financial statements of foreign operations	(40)	433	(153)	623
Total comprehensive loss	$(1,668)	$(3,845)	$(8,242)	$(8,154)
Basic and diluted loss per Ordinary share	$(0.03)	$(0.09)	$(0.16)	$(0.18)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	51,840,070	50,291,610	51,681,609	50,084,401

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
Cash flows from operating activities:
Loss	$(1,628)	$(4,278)	$(8,089)	$(8,777)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to profit or loss items:
Depreciation and amortization	843	806	1,685	1,744
Change in fair value of warrants	(1,822)	285	(1,521)	508
Share-based compensation	672	811	1,733	1,508
Finance income, net	(174)	(559)	(334)	(1,019)
Income taxes, net	78	38	171	93
	(403)	1,381	1,734	2,834
Changes in asset and liability items:
Decrease (increase) in user funds	(334)	93	(688)	1,261
Increase (decrease) in user accounts	334	(93)	688	(1,261)
Decrease (increase) in other receivables and prepaid expenses	123	(261)	228	(495)
Increase in trade receivables	(1,166)	(77)	(985)	(778)
Increase in other long-term assets	(40)	(73)	(40)	(73)
Increase (decrease) in trade payables	1,131	(74)	(379)	2,862
Increase (decrease) in accrued severance pay, net	3	19	(112)	68
Increase (decrease) in accrued expenses and other short-term liabilities	(202)	506	887	152
	(151)	40	(401)	1,736
Cash received (paid) during the period for:
Interest received, net	777	111	793	1,644
Taxes received (paid), net	(117)	(76)	(22)	31
	660	35	771	1,675
Net cash used in operating activities	(1,522)	(2,822)	(5,985)	(2,532)
Cash flows from investing activities:
Purchase of property and equipment	(22)	(58)	(39)	(74)
Proceeds from sale of property and equipment	-	-	-	25
Investment in long-term deposits	(12)	(5)	(12)	(123)
Withdrawal of long-term deposits	36	116	42	116
Investment in short-term bank deposit	(8,000)	(14,000)	(8,000)	-
Withdrawal of short-term bank deposit	14,000	-	14,000	12,000
Net cash provided by (used in) investing activities	6,002	(13,947)	5,991	11,944
Cash flows from financing activities:
Repayment of lease liabilities	(194)	(149)	(413)	(300)
Exercise of options	144	225	187	489
Net cash provided by (used in) financing activities	(50)	76	(226)	189
Exchange differences on balances of cash and cash equivalents	126	220	192	236
Gains from translation of cash and cash equivalents of foreign activity	(8)	17	(8)	26
Increase (decrease) in cash and cash equivalents	4,548	(16,456)	(36)	9,863
Cash and cash equivalents at the beginning of the period	8,763	36,437	13,347	10,118
Cash and cash equivalents at the end of the period	$13,311	$19,981	$13,311	$19,981
(a) Significant non-cash transactions:
Right-of-use asset recognized with corresponding lease liability	-	$62	$159	$1,172
Receivables on account of exercise of options	-	$34	-	$34

RECONCILIATION OF IFRS TO NON-IFRS GROSS PROFIT AND GROSS MARGIN

(in thousands, except gross margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
IFRS gross profit	$5,196	$4,993	$9,964	$9,632
Add:
Share-based compensation	117	82	221	180
Depreciation and amortization	388	392	778	775
Non-IFRS gross profit	$5,701	$5,467	$10,963	$10,587
IFRS gross margin	67.6%	67.1%	67.1%	67.0%
Non-IFRS gross margin	74.1%	73.5%	73.8%	73.6%

RECONCILIATION OF IFRS LOSS TO ADJUSTED EBITDA

(in thousands , except adjusted EBITDA margin data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
IFRS loss	$(1,628)	$(4,278)	$(8,089)	$(8,777)
Add:
Change in fair value of warrants	(1,822)	285	(1,521)	508
Finance income, net	(174)	(559)	(334)	(1,019)
Income taxes, net	78	38	171	93
Share-based compensation	672	811	1,733	1,508
Depreciation and amortization	843	806	1,685	1,744
Reorganization	-	-	1,488	-
Adjusted EBITDA	$(2,031)	$(2,897)	$(4,867)	$(5,943)
Loss margin (under IFRS)	-21%	-58%	-54%	-61%
Adjusted EBITDA margin	-26%	-39%	-33%	-41%

RECONCILIATION OF IFRS LOSS TO NON-IFRS LOSS AND LOSS PER SHARE

(in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	(unaudited)		(unaudited)
IFRS loss	$(1,628)	$(4,278)	$(8,089)	$(8,777)
Add:
Share-based compensation	672	811	1,733	1,508
Depreciation and amortization	843	806	1,685	1,744
Reorganization	-	-	1,488	-
Change in fair value of warrants	(1,822)	285	(1,521)	508
Non IFRS loss	$(1,935)	$(2,376)	$(4,704)	$(5,017)
Non IFRS basic and diluted loss per Ordinary share	$(0.04)	$(0.05)	$(0.09)	$(0.10)
Weighted average number of shares outstanding used to compute basic and diluted loss per share	51,840,070	50,291,610	51,681,609	50,084,401